Exhibit 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS AND UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Consolidated net earnings (loss) from continuing operations	$825,838	$925,515	$739,284	$229,529	$(106,397)	$(274,944)
Add (Deduct):
Fixed charges	289,123	375,094	382,210	458,285	572,108	529,798
Capitalized interest	(46,567)	(60,808)	(61,457)	(67,955)	(53,397)	(52,651)
Earnings from unconsolidated entities, net	(145,622)	(159,262)	(134,288)	(97,220)	(31,676)	(59,935)
Distributed income from equity entities	221,279	144,045	117,938	68,319	34,945	72,976
Income tax expense (benefit)	36,598	23,090	(25,656)	106,733	3,580	1,776
Earnings, as adjusted	$1,180,649	$1,247,674	$1,018,031	$697,691	$419,163	$217,020
Combined fixed charges and preferred stock dividends and unit distributions:
Interest expense	$232,577	$301,363	$308,885	$379,327	$505,215	$466,571
Capitalized interest	46,567	60,808	61,457	67,955	53,397	52,651
Portion of rents representative of the interest factor	9,979	12,923	11,868	11,003	13,496	10,576
Total fixed charges	289,123	375,094	382,210	458,285	572,108	529,798
Preferred stock dividends and unit distributions	5,056	6,651	7,431	18,391	41,226	34,696
Combined fixed charges and preferred stock dividends and unit distributions	$294,179	$381,745	$389,641	$476,676	$613,334	$564,494
Ratio of earnings, as adjusted, to combined fixed charges and preferred stock dividends and unit distributions	4.0	3.3	2.6	1.5	(a)	(a)

(a)

The loss from continuing operations for 2012 and 2011 includes impairment charges of $269.0 million and $147.7 million, respectively, that are discussed in our Annual Report on Form 10-K. Our combined fixed charges and preferred stock/unit dividends exceeded our earnings (loss), as adjusted, by $194.2 million and $347.5 million for the years ended December 31, 2012 and 2011, respectively.